Filed by Stifel Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

 of the Securities Exchange Act of 1934, as amended

Subject Company: Thomas Weisel Partners Group, Inc.

Commission File No.: 000-51370

At the Macquarie Capital 2010 Global Securities Industry Conference on May 18, 2010, Ronald J. Kruszewski, Chairman, President and Chief Executive Officer of Stifel Financial Corp., made the following remarks related to the pending merger with Thomas Weisel Partners Group, Inc. and responded to questions from analysts. A transcript of portions of the presentation follows:

Alan Zimmerman:

Good morning, everyone, and thank you for coming.  I am Alan Zimmerman and I'm head of the bank research group at Macquarie Securities.  And we are pleased to have with us today Ron Kruszewski Chairman, President and CEO of Stifel Financial Corp.  We have Tom Weisel over here who's the Chairman and CEO of Thomas Weisel Partners, who you all know are in the process of merging with Stifel.  And we also have Sarah Anderson, who's the Director of Investor Relations for the Company.  So with that, I'm please to turn it over to Ron.

Mr. Kruszewski

Thank you.  I will handle the presentation.  Tom, who is Co-Chairman Elect, the lawyers won't let us stand on the podium together yet until we close the deal.  So, I will do the presentation for Stifel.  I've got a number of slides that you have.  I'm going to try to get through these quickly and then we'll take any questions that you might have.

Our forward-looking statement is standard.  I will mention for a second that you can find information -- we will be filing -- we have filed an S-4 and a proxy statement.  So, this is -- we're in a proxy and we need to be aware that any comments we make can be a solicitation.

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Our growth strategy.  I think it's apropos today to talk about what we really want to do, which is to continue to build -- and I will underline client-facing agency-only businesses and financial services.  A lot of what you're hearing going on today deals with the fact that many of the investment banks, client businesses are principal.  They're the other side of the trade.  And that's causing a lot of controversy, some of which does worry me, the solutions to that.  But Stifel, together with Thomas Weisel, will continue to build our agency client-facing business.  We think that that's sort of a back to the future model, back to the '90s as to how business should be done.  I think it's how it should be done.  And that is something I'm going to emphasize.

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What's in red here was some things that we talked -- this was our growth strategy back when we did an equity offering two years ago, we laid these out.  We wanted to expand our institutional cash equity business domestically and internationally.  We wanted to grow our investment banking footprint.  We wanted to focus on asset generation within our bank.  And we wanted to approach acquisition opportunities with discipline.  So, what I want to talk about today and answer questions are the three, and I could've actually highlighted the first one, which is building our client-facing businesses.  But, expand our institutional business, grow our investment banking, and then at deals with discipline underscores our merger with Thomas Weisel Partners.

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When we looked -- Tom and I first got together on this early last fall in September, and we talked about that and we went over our respective firms, Stifel about the time before the merger, 4,600 associates, 294 offices.  Stifel's one of the oldest -- I think today the oldest firm based west of the Mississippi and has a pretty diverse revenue mix between private wealth management or Global Wealth Management and our institutional business.

Thomas Weisel, experts in growth.  I think that does underscore what they do, growth-focused investment bank, 450 associates, primarily an equity-driven business both on the cash equities, and certainly on investment banking and M&A.  So, those two firms, when we looked at it in our first dinner, we spent a lot of time talking about our respective firms.  I'll come back to why I think it makes a lot of sense.

A summary of the transaction.  We're going to acquire 100 percent of Tom's stock in a tax-free exchange.  We did a straight fixed exchange ratio with no caps or collars.  We view this as a merger of capabilities, so we're not going to get into any financial things with caps or collars.  As I said, Tom is going to join me as Co-Chairman.  I'm very excited about that as to what we together can do for this business.

I think, importantly, before announced the deal the senior leadership of both firms spent well over a month, almost two months, planning the integration.  Our viewpoint was, was that as much as this deal made sense on paper, if we couldn't get the senior people to see our vision, then it didn't make any sense.  And they spent a lot of time.  And that's one of the things that is very encouraging to me is how well they worked together pre and then post the announcement.

On the Board, Tom, and I believe now three additional directors, will join our Board.  We have viewed on the synergy side, we think the cost efficiencies are 60 -- over $60 million.  And that is -- that sounds like a lot, but just approximate 5 percent of our combined expenses.  But importantly, there's minimal client-facing changes.  Most of these synergies deal with sort of the back office infrastructure operations.

We've not assumed any revenue enhancements, although I would like to believe that those do exist.  This -- we still believe this deal can close in the second quarter, the end of the second quarter, so late June.  It does require regulatory approval and the Weisel shareholders will have a vote.

Let me go through--.  Just on the financial side, it's sort of a Tale of Two Cities in terms of whose viewpoint are you looking at it.  In one case when the deal was announced it was viewed as a transaction that was expensive from my shareholders' perspective because of the premium in the market.  On the other hand, it's very reasonable on a price to stated -- or restated book value.  The bottom line is, it's a fair transaction.  But from my perspective, this transaction is accretive to both earnings per share and book value per share.  And that is the most important -- the thing to talk about, is that we can add all of these capabilities and have an accretive transaction to book and to earnings per share.

Why this combination makes sense.  Simply -- and there's a couple slides that will do this, but it is an additive, not duplicative transaction.  Highly complementary businesses.  It fast tracks our plans to get to expand our investment banking.  It would take years, simply years -- in fact, we would miss the next cycle in the verticals we want to be in if we tried to build this person by person.  So, it's a very efficient way to increase our investment banking, the verticals we want to be in.

It complements our existing platform.  I think it's also, from a timing perspective, it's -- as you can -- as we already know, the capital market, certainly in the technology, media and telecommunications, or TMT, it already is showing signs of rebounding.  I know it'll rebound.  I'm not exactly sure when.  But I know that it really is not going to get much worse than it's been.

Weisel also has an asset management business that complements what we're doing.  We think that the senior management teams fit very well together.  So, it's -- this deal on paper makes as much sense of any deal we've done, and we've done some pretty good deal.

In the end, we believe that building the premier full-service middle market, growth-focused investment bank.  We'll have a $2 billion combined market capitalization.  If you look at the analysts' estimates, our revenues are anywhere combined from $1.5 billion to $1.6 billion.  Over $1 billion of equity capital, so we have an unlevered business model.  You'd expect that.  I said we're an agency-focused business model, so we're not using our balance sheet to either facilitate or, frankly, to take the other side of client trades.  We're using our balance sheet mostly just to facilitate our agency model.

This gives us a coast-to-coast presence.  And I've talked about it importantly.  Also, and many people don't realize, we will be the number one provider of US equity research.  Over 1,100 companies combined under research.  So, the firm is really growing and growing fast.

This is a slide that I talk about in terms of why this makes -- it makes so much sense, and that is on the capital markets side.  You can look at synergies, but you can look at overlap simply by looking at the number of deals you've done on the origination side.  And on a combined basis, over five years, Stifel and Weisel did 623 transactions.  Stifel had done 321 and Weisel had done 306 transactions.  So normally, you would look at that and say, well, geez, we're about the same size.

But when you put those together, and if you put Stifel together with almost any other investment bank, of those 623 transactions you would find a significant amount of overlap.  And that's very difficult because if you have an overlap on the cover, that means you have overlap in research, that means you have overlap in investment banking.  It's very difficult to get synergies out of overlap in covers on the origination side.

But if you look at this, and I think this slide pretty much tells it all from the synergy aspect and why this deal makes sense, in our core competencies, as I've defined them in Stifel, which is FIG, real estate, US energy, aerospace and defense, industrials, transportation, education, that was Stifel's -- of Stifel's 321 deals, 280 of them were in those verticals where we actually do a fair amount of business.

In Weisel's case, they did 32 transactions in those same verticals.  But importantly, we met on the cover one time.  And Tom's core competencies of technology, media and telecommunications, the Canadian energy, healthcare and consumer, of Weisel's 306 deals they did 274 in those verticals.  We had done 41.  But again, we met on three covers.

So, over five years, out of 623 transactions, we -- our names appeared on a cover four times.  That's sort of the end of the story of the synergies.  And if you look at M&A, it's the same thing.  In fact, I have yet to find a transaction where we either competed for the business, frankly, or we are on the other side of the business.  These two firms, which are very competitive firms, really played in different sandboxes.  So, the ability to put these firms together was very compelling, if we could just get it to work.

On the research side on a combined basis, the same thing.  When you understand the original platform when you put research together, it made sense to me that nearly 1,300 companies, you'd only have 8 percent overlap.  And that's just by (inaudible).

So again, this is a very compelling transaction.  We will be, as I said, on a combined basis we'd have over 90 research analysts.  The number one provider of US research, both in total and in small cap.  So, number two is JPMorgan.  I guess there's one thing that we're larger than Jamie (ph) in and that's research coverage.  But it is -- it's something that we believe that our agency-focused business, we lead with research.  And so, this platform is well positioned to serve our needs.

We are able to enhance what we think is a top tier sales and trading.  Again, because of the fact that we trade different names we're able to utilize -- allows the personnel from a trading perspective.  Just the number of companies that we will trade will go up and we'll need the people, primarily on the West Coast and New York, to handle our combined sales and trading.

Our Global Wealth Management, there's private equity assets at Thomas Weisel.  They have global growth partners, almost $1 billion fund-of-funds, healthcare venture partners, venture partners, yada, yada.  There a lot of business there that, together, will form the basis of our asset management group.

And finally, we have been very good integrators of businesses.  If you look at our transactions, I think the number one thread, common thread of all these deals was retention.  The people at Legg Mason, Ryan Beck, UBS and the bank, all the key people are still with us because we've done a good job of putting these people together.  We do it because we share common cultures of meritocracy and entrepreneurialship.  And if you embrace those and truly walk the talk, you can keep good people.  And I think that will play out with the Thomas Weisel merger.

Quickly looking at Stifel.  Today -- now I'm going to talk on a combined basis because I'm already thinking about the way the firm looks.  Last year on a combined basis, about $1.3 billion, our first quarter net revenues for the first annualized at about -- that's taking Weisel's first quarter and ours and just combining them together, about $1.460 billion.  We'll have a Global Wealth Management, 1,900 financial advisors -- well, actually more today -- in nearly 300 offices today.  We manage $100 billion for our client assets.  We do have a $1 billion bank.  I'll talk about that in a minute.

And then our Institutional Group, which will have almost 270 investment bankers and 61 in public finance.  We really are, from a strategic -- or not from a strategic -- in the reshuffling of the deck of Wall Street, there's a number of firms that are buying to step up into the void that was created by the departure of Lehman and Bear and some of the rollups that have occurred.  And we think we're one of the firms that can do that.  We're not talking about being a bulge bracket firm, but being a sub-bulge firm we believe we can fill that.  And again, this merger certainly takes us in that direction.

Our Global Wealth Management, just to talk about that today.  As we look at it on traditional investment, we're the seventh largest firm out there, and our growth has been phenomenal.  As I said, less than five years ago we had less than 500 financial advisors.  The same thing that's going on in the market, financial advisors are looking for a platform where they can serve their clients' interests on an agency basis.  So, the same thing that's true on the institutional side is true on the private client side, and that's why we're growing as fast as we are, is we're the place many of these financial advisors want to work.

This, it just underscores the growth that has gone on, the phenomenal growth in accounts, branches, you name it.  And I think passes prologue as it relates to Global Wealth Management.

The bank, we have a $1.1 billion bank.  The -- I think the most compelling thing here is our nonperforming loans are about $1 million in $1.1 billion bank.  So, think of the bank as a utility.  It's something that you're not going to see a bunch of bricks and mortar.  We're not looking to have a retail banking franchise.  We look at the bank as a utility to provide liability products to our individual and corporate clients.  And it will be a significant driver of growth because many banks that start up lack two things -- funding and asset generation capabilities.  Our bank lacks for neither.  We have both funding and the ability to generate high-quality assets.  So, the bank is going to continue to do very well.

The institutional side.  This just will give some sense as we look -- I think one of the things I'll point to here is in the equity capital market side.  I compared Weisel and Stifel and just combined it.  And I think the thing I would show here is that, back in the time with Weisel when their markets were better, to 2007, you can see how this business -- but I think this probably doesn't include Westwind.

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It doesn't include Westwind.  So, I think if you added the Westwind in 2007, it's almost $400 million in Weisel's equity business.  So again, both our -- on a combined basis, I think this business can be an $800 million business, combined.  So, it's an institutional fixed income and equity, and it's a nice business that complements nicely with our private client.

So, this says we just -- we've added a lot of people.  I view the Weisel merger as complementary, as I've talked about.  We just were named number one in Wall Street Journal's Best of the Street in terms of research.  The first firm outside of New York that's the number one ranked Wall Street research firm.  We were number two in StarMine.  So, we think that the marketplace, and certainly the buy side, is beginning to recognize our research capabilities.  I just -- I spoke of that -- that's on top of last year.  We were the first firm ever in 2008 to be number one, both in earnings accuracy and stock picking in StarMine.  Out of 260 firms, we ranked number one in both of those categories.  So, we again believe that our model, which is an agency-driven model, which has as its foundation strong unbiased equity research, is going to continue to drive our business.

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On the balance sheet side, again, $3 billion of assets versus $1 billion of equity.  So, a leverage ratio of about three times.  I mean, that's almost unheard of for a financial services firm.  We simply do not deploy financial leverage.  We could, and we could put on a carry trade that would increase our short-term return on equity and profitability, but those can end badly, as we saw in 2008.  So, we're going to stick with our agency business.

This shows how our capital -- you get to $1 billion, and that includes $80 million of trust preferred.  But this is pre the Weisel transaction, which will add about $200 million of equity when you take their deferred tax assets.  So again, we're very well capitalized.

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And then the other financial data is, today, with the combination of Weisel we're over $100 billion in client assets.

So, the last thing I'll talk about is something that we've been talking to the analysts about, and that is what happens, what can happen if we -- and we're studying the effect of -- as many of the street have done, they've modified their stock unit awards to make them retirements eligible.  The reason that we have to do this, many firms have done this, is we've had to increase both the amount of equity awards or deferred and the term.  And that's sort of a best practice on the street.  You have to pay back and you have to have claw back provisions.  While that makes a lot of sense, when you get down to the associate level people -- when you start saying you're going to defer pay for five years, they want to know what happens if they retire.  And so, many firms have modified their current awards to make them comparable.  What that effectively does is it expenses prior unit grants.

What I've shown here is, if we would do that, what happens on a pro forma basis.  And our change in book value goes down 7 percent.  This is all non-cash.  But our amortization we expense after tax is nearly $0.80 back to earnings per share.  This is something I have talked about a number of times, about what happens here.  In our case, we issued so many of our units higher than book you don't have a dilutive impact to book, but you have this potential increase.

So, this is something people should understand that we may do.  The Weisel Group had already done it.  Jefferies had done -- a number of firms have already done this.  And if we do this, I just want people to understand the non-cash aspect, one; and two, that this will sort of unmass our cash earnings per share, which I've talked about for a few years.

Looking forward, we're well positioned.  Simply well -- dislocation, what's going on in Washington, what's going to happen to business, what financial services reform is going to do.  We're very well positioned and continue to build as we have in the past.  And we'll continue to drive value for all of our shareholders, clients, associates, shareholders alike.  We believe we can do that.

The last thing before I take any questions, I will address this morning's Wall Street Journal article on auction rate securities, if you didn't see that.  I will just say that I was fully aware of the situation.  It has no impact on the transaction.  I'll go on further to state that while we certainly don't -- I don't want to say that what happened, that it was right.  I don't know all the facts.  But if you read what was said, I wouldn't condone what happened.

What I do know that happened, in my due diligence, is that as soon as the management team found out what happened, they made the clients whole.  So, there's been no money lost.  Clients were made whole.  And you have that article today which is somewhat sensational, in my perspective.  But the important thing is that the matter's resolved on the client side.  And from my perspective, it has no impact on our future transaction with Weisel, which again I expect to close in the end of the second quarter.

So with that, I've got five minutes for questions if anyone would like to pose a question.

Question from an unidentified participant and the response of Mr. Kruszewski:

Can you talk a little bit about how you differentiate yourself from your competition in terms of retaining acquired institutions in light of the fact that Weisel has a large investment banking operation?  Thanks.

Mr. Kruszewski

...

On the retention side, again, it's about opportunity.  People want -- are going to work where they believe they can serve their clients and then they can do well if they do well.  We provide that opportunity to all the Weisel people.  We went out, we agreed -- we signed the agreement on Sunday, but that agreement was predicated on making sure that the partners at Weisel wanted to do the deal.  Of course, they didn't know about it until Friday after the close when we started talking to them.

So, Tom and his team went out to -- I think it was initially 60 people, Tom, in--?  Fifty, thank you.  Fifty of the key people, of which 48 of them signed by Sunday night to stay on.  We only asked for a year.  We'd say that we want you to agree to a year.  After that, all bets are off.  Our history has shown that, give us a year they'll stay.  And they're onboard.  And so, you're not going to see people -- key people will not be departing, and this will work and we'll see how it plays out.  But I'm pretty confident that we have a platform where people can compete and win.  And you want to keep people in our business, let them compete and let them win.  That'll do it.  And then pay them, of course.  But that competing and winning is as important.

...

Any other questions?  Alright.  Thank you for your time.  And look forward to getting our transaction completed with Tom and his team.  And I think good things are going to come for the shareholders of Stifel.  Thank you very much.

Forward-Looking Statements:

Statements in this communication that relate to Stifel Financial Corp., as well as Stifel, Nicolaus and Company, Inc. and its other subsidiaries (collectively, "Stifel" or the "Company") and Thomas Weisel Partners Group, Inc. ("Thomas Weisel Partners") future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. Neither Stifel nor Thomas Weisel Partners undertakes any obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Thomas Weisel Partners' business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Thomas Weisel Partners' or Stifel's existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel's, Thomas Weisel Partners' or the combined company's respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management's attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; and (14) the impact of competition in the industries and in the specific markets in which Stifel and Thomas Weisel Partners, respectively, operate.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Stifel for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission ("SEC") on February 26, 2010, under the heading "Item 1A-Risk Factors," in the Annual Report on Form 10-K of Thomas Weisel Partners for the year ended December 31, 2009, which was filed with the SEC on March 12, 2010, under the heading "Item 1A-Risk Factors," in the Registration Statement on Form S-4 filed by Stifel on April 28, 2010, under the section titled "Risk Factors," and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Thomas Weisel Partners and Stifel.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Stifel filed a registration statement on Form S-4 with the SEC on April 28, 2010, that includes a proxy statement of Thomas Weisel Partners and also constitutes a prospectus of Stifel. These materials are not yet final and will be further amended. The proxy statement/prospectus of Stifel and Thomas Weisel Partners will be mailed to the shareholders of Thomas Weisel Partners once it is final. Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. You may obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC's website (www.sec.gov).  Free copies of Stifel's SEC filings are also available on Stifel's website (www.stifel.com), and free copies of Thomas Weisel Partners' SEC filings are available on Thomas Weisel Partners' website (www.tweisel.com).  Free copies of Stifel's filings also may be obtained by directing a request to Stifel's Investor Relations by phone to (314) 342-2000 or in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102. Free copies of Thomas Weisel Partners' filings also may be obtained by directing a request to Thomas Weisel Partners' Investor Relations by phone to 415-364-2500, in writing to Thomas Weisel Partners Group, Inc., Attention:  Investor Relations, One Montgomery Street, San Francisco, CA 94104, or by email to investorrelations@tweisel.com.

Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. Information regarding Thomas Weisel Partners' directors and executive officers is set forth in the proxy statement/prospectus contained in the Registration Statement on Form S-4 filed by Stifel on April 28, 2010. Information regarding Stifel's directors and executive officers is also available in Stifel's definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010.